SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522	FIRM/AFFILIATE OFFICES

TEL: (212) 735-3000	BOSTON
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www.skadden.com	HOUSTON
LOS ANGELES
PALO ALTO
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WILMINGTON

BEIJING
October 24, 2011	BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
VIA EDGAR	SYDNEY
H.R. Hallock, Jr.	TOKYO
Jeff Long	TORONTO
U.S. Securities and Exchange Commission	VIENNA
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:                              RMR Asia Pacific Real Estate Fund (“RAP”)

Dear Messrs. Hallock and Long:

We received oral comments from you on August 9, 2011, September 9, 2011, September 29, 2011 and October 13, 2011 to the Joint Proxy Statement/Prospectus on Form N-14 filed on July 29, 2011 (Nos. 333-175902 and 811-22260) (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “Securities Act”) regarding the merger of RMR Real Estate Income Fund (“RIF”) with and into RAP (collectively, the “Funds”).

The Funds have considered your comments and have authorized us to make the responses and changes to the Registration Statement discussed below on the Funds’ behalf.  These changes will be reflected in Pre-Effective Amendment No. 1 to RAP’s Registration Statement filed herewith, which is marked to show the changes made in response to your comments, as well as other changes made since our last filing on July 29, 2011.  All changes were conformed throughout the Registration Statement where applicable.

For ease of reference, we have included your comments below followed by our responses.

Comments and Responses

1.             Please explain to us why you believe the merger of RIF into RAP will satisfy the “continuity of business enterprise” test.

As noted in our teleconference with you on August 25, 2011, the continuity of business enterprise (“COBE”) requirement is satisfied if the acquiring entity (RAP) either (i) continues the target entity’s (RIF’s) historic business (the “business continuity” prong of COBE) or (ii) uses a significant portion of the target entity’s (RIF’s) historic assets in a business (the “asset continuity” prong of COBE).  The asset continuity prong of the COBE requirement is generally satisfied if the acquiring entity (RAP) retains at least 33-1/3% of the target entity’s (RIF’s) historic assets in connection with the reorganization.  Since RAP intends to retain substantially all of RIF’s assets following the merger, the transaction will satisfy the asset continuity prong of the COBE requirement.

2.             Please explain to us your rationale for changing the direction of the merger so that RIF will be merged into RAP, instead of RAP being merged into RIF.

The direction of the merger was reversed to ensure the merger could be completed on a tax free basis.

3.             Please explain to us in greater detail the mathematical calculations and assumptions you used in arriving at $42,000 for the amount of the cash payment RAP’s investment adviser (the “Advisor”) proposes to make to it to compensate it for the loss of its contractual fee waiver if the merger is consummated (the “fee waiver buyout”).

The amount of the fee waiver buyout will take into account (i) the amount of RAP’s managed assets as of the close of trading on the closing date of the merger, (ii) the number of days between the date on which RAP’s fee waiver is scheduled to expire (May 25, 2012) and the closing date of the merger, (iii) the 10 basis point (from 0.75% to 0.85%) increase in RAP’s net advisory fees for the period from the closing date of the merger to the scheduled expiration date of the waiver, and (iv) an appropriate discount factor which takes into account the time value of money.

The $42,000 figured provided in our comment response letter dated July 29, 2011 was based on various assumptions, including RAP’s managed assets as of June 30, 2011, and an assumed closing date of October 21, 2011 for the merger. As noted in the Registration Statement, the actual amount of this fee waiver buyout (after giving effect to the purchase of RAP common shares in the tender offer) will change based on the actual closing date of the merger, the actual value of RAP’s managed assets on the closing date of the merger and the actual applied discount factor.

The Board of Trustees (the “Board”) of RAP did not determine the actual discount rate to apply (2.0%) until its meeting on October 20, 2011. Based on such discount factor, RAP now estimates that the payment will be in the amount of $18,225. The Registration Statement has been revised accordingly. Please also see the Funds’ response to Comment 19.

4.             Please remove footnotes 5 and 6 to the expense table on pages 40-41 of the Prospectus.  We do not believe that RAP’s shareholders will realize any cost savings as a result of this proposed merger and thus believe that footnotes 5 and 6 to the expense table should be deleted.  We also continue to believe that the various narrative discussions in the Registration Statement regarding the pro forma results of the proposed merger that do not reflect the Reorganized Fund’s use of leverage should be deleted or revised to more clearly disclose the impact of leverage related expenses.

RAP would like to assure the Staff that it seeks to provide full disclosure to its common shareholders that the expenses borne by the common shareholders will increase as a result of the Reorganized Fund’s use of leverage.  This is clearly disclosed to investors in the main expense table in the Total Annual Expenses line and in narrative disclosure throughout the Registration Statement.

RAP disagrees, however, that it is misleading to provide investors with information comparing RAP’s current expense ratio with the Reorganized Fund’s expense ratio assuming no leverage.  We note that similar disclosure is routinely included in prospectuses for newly organized funds so that investors can see the cost of operating the fund without leverage, as this information permits an “apples to apples” comparisons with other similar funds that might use different levels of leverage or no leverage at all.  In RAP’s case, this information permits RAP’s investors to compare the operating costs of RAP and the Reorganized Fund on an “apples to apples” basis and illustrates the beneficial effects of the proposed merger on such expenses as a percentage of average net assets.  This is a real and tangible benefit of the merger, and it is a benefit that is present whether the Reorganized Fund maintains its level of leverage immediately after the merger is completed or increases or decreases its leverage ratio at a future date. Furthermore, the absolute expenses incurred by RAP’s common shareholders following the merger would be lower than if RAP, without merging with RIF, simply changed its investment objectives, policies and restrictions to resemble RIF’s and incurred a similar amount of leverage to seek to increase returns to investors.

By way of analogy, if an individual rents a 1,000 square foot apartment for $1,000 a month, that person pays rent at a rate of $1.00 per square foot per month.  If that person moves to a 1,500 square foot apartment and pays $1,250 in rent per month, it is true the renter’s absolute expenses have increased by $250 per month; however, the renter also receives the benefit a larger apartment and pays only $0.83 per square foot per month.  Similarly, RAP’s common shareholders would pay higher absolute expenses as a result of the Reorganized Fund’s use of leverage, but they also would receive the benefit of that leverage which, under normal market conditions, will permit them to earn greater income than they would without that leverage.

In light of the foregoing considerations, RAP has respectfully declined to delete the information in the narrative portions of the Prospectus, but has further revised the applicable disclosure to ensure investors receive full and fair disclosure and do not receive the impression that absolute expenses will be reduced as a result of the proposed merger. RAP has, however, deleted this information from the footnotes to the fee table at your request, even though it believes such disclosure would be appropriate for the reasons discussed above.

5.             Similar to Comment 4, above, we believe that the various discussions in the Registration Statement asserting that the merger would result in approximately $221,000 in annual cost savings (such as on page 7 of the Prospectus) should be deleted or revised, particularly in light of RAP’s loss of its advisory fee waiver and the increased expenses for RAP shareholders resulting from the Reorganized Fund’s use of leverage.  If you retain this disclosure, please add additional disclosure to these discussions stating that RAP shareholders will experience no net savings as a result of the proposed merger and explain why that is the case.

As noted in response to Comment 4, disclosure relating to cost savings has been revised throughout the Registration Statement to ensure that investors receive full and fair disclosure.  With respect to the “loss” of the advisory fee waiver, we acknowledge your recognition of the fee waiver buyout; however, we wish to reemphasize that RAP’s advisory fee waiver is scheduled to expire on May 25, 2012 and that, as a result of the proposed merger, from that date forward RAP’s common shareholders would benefit from a 15 basis point lower contractual advisory fee than if the proposed merger did not occur.  We also wish to reemphasize that the Advisor will make a cash payment to RAP to compensate it for the lost benefit of the advisory fee waiver for the period from the closing of the merger until May 25, 2012.

6.             Please revise the “Realized and unrealized gain (loss) on investment” heading in the Pro Forma Statement of Operations to reflect an appropriate adjustment for any anticipated gain or loss to be realized on the liquidation of RAP’s portfolio.  To the extent relevant, please make corresponding revisions to discussions in the Registration Statement regarding the U.S. federal income tax consequences of the proposed merger (such as in the appropriate question on page v of the “Q&A”).

We made the requested change.

7.             Please add to the Notes to RAP’s Pro Forma Financial Statements a note addressing the allocation of merger costs.

We made the requested change.

8.             Please add additional disclosure where relevant explaining the inputs comprising the $145,000 estimated cost of liquidating RAP’s investment securities set forth in note (c) to the Pro Forma Statement of Assets and Liabilities.

We made the requested change.

In determining the estimated cost of liquidating RAP’s investment securities, the Funds applied the average brokerage fee paid by RAP in 2010 on its portfolio transactions to the value of RAP’s estimated managed assets following RAP’s self tender offer for 20% of its outstanding common shares (assuming the tender offer is fully subscribed).  In other words, this estimated expense relates to estimated brokerage charges in liquidating RAP’s investment securities post-merger.  RAP will also incur brokerage charges in connection with liquidating its investment securities to fund its pre-merger self-tender offer.  Based on RAP’s most recent estimates, these expenses are now expected to amount to approximately $159,000 (assuming RAP’s pre-merger self tender offer is fully subscribed).

9.             Please provide us with additional detail regarding cost savings and benefits to the Advisor that may arise from the merger.  If the Reorganized Fund does not intend to issue additional preferred shares (as compared to those currently outstanding for RIF) or to increase the amount of its credit facility (as compared to the amount currently available to RIF) within a year of the merger, please disclose this intention in the Registration Statement.

The Reorganized Fund has no present intention to issue additional preferred shares or to increase the amount of its credit facility.  As of June 30, 2011, leverage represented approximately 23% of RIF’s average managed assets.  Immediately after the Reorganization, it is currently anticipated that leverage would represent approximately 18% of the Reorganized Fund’s average managed assets.

Therefore, there is no additional benefit to the Advisor arising from the Reorganized Fund’s use of leverage.

As a result of no longer paying a portion of its fees to MacarthurCook Investment Managers Limited for investment sub-advisory services, the Advisor would earn additional income of approximately $131,000 per annum based on RAP’s managed assets as of June 30, 2011 and assuming RAP’s pre-merger self tender offer is fully subscribed.  However, after the merger, the Advisor would be managing the Reorganized Fund’s entire portfolio itself, including managing the Reorganized Fund’s leverage policies for the benefit of both RIF and RAP shareholders, would be compensated at the same rate at which it was compensated historically for managing RIF, and RAP’s shareholders would have their overall contractual investment advisory fee reduced by 15 basis points after May 25, 2012.  Because the Advisor intends to make a cash payment to RAP to compensate RAP’s shareholders for the early termination of RAP’s current contractual advisory fee waiver, the Advisor’s additional income has been calculated assuming no fee waiver is in place for RAP.  This benefit is reasonable in light of the Advisor taking over the day-to-day management of assets formerly attributable to RAP and the overall net savings to RAP shareholders in terms of a lower contractual advisory fee rate.  The applicable disclosure in the Registration Statement has been revised to reflect the Boards’ consideration of these matters in connection with approving the merger.

While the Reorganized Fund has no present intention to issue additional preferred shares or to increase the amount of its credit facility, as disclosed in the Registration Statement, based on market conditions or other factors considered by its Board, the Reorganized Fund could revise the amount and type of leverage it employs at any time and from time to time.  The Funds have clarified the disclosure in the Registration Statement in this regard.

10.          Please note that you will need to update the pro forma financial statements included in the Registration Statement should they become stale in accordance with Rule 3-18 of Regulation S-X.

The Funds have updated these figures and estimates and these updates are reflected in Pre-Effective Amendment No. 1 to RAP’s Registration Statement filed herewith.

11.          Please include bullet-pointed disclosure on the cover page of the Prospectus addressing in plain English the following effects of the merger for RAP shareholders: (a) RAP shareholders will no longer own shares of a fund investing in Asia Pacific real estate companies; (b) RAP’s portfolio of Asia Pacific real estate companies will be liquidated; (c) the anticipated cost of the liquidation of RAP’s portfolio of Asia Pacific real estate companies; (d) RAP’s expenses will increase on a pro forma basis; (e) RAP will use leverage in the form of preferred shares and borrowings; and (f) if relevant, any tax consequences arising from the liquidation of RAP’s portfolio of Asia Pacific real estate companies.

We added the requested disclosure.

12.          Please revise the disclosure in the Prospectus discussing the anticipated administrative operating expense savings from the merger to include disclosure of the anticipated cost of the merger to be borne by RAP, the anticipated cost of RAP’s pre-merger self tender offer and the anticipated cost of liquidating RAP’s portfolio of Asia Pacific real estate companies.

We made the requested revision.

13.          The “Q&A” contains the following disclosure: “The Reorganized Fund expects that it will, over time, divest its portfolio of all or substantially all of the RAP Legacy Assets. Based on current values, it is expected that the taxable gain from such dispositions will be offset by net capital loss carryforwards and will not result in taxable income to the Reorganized Fund (and its shareholders).” Please revise this disclosure to include an estimate of the taxable income the Reorganized Fund expects to realize in connection with its divestment of the RAP Legacy Assets and an estimate of the Reorganized Fund’s tax liability in connection therewith, or please confirm to us that the Reorganized Fund’s divestment of RAP Legacy Assets should not result in taxable income to the Reorganized Fund and its shareholders.

The Reorganized Fund’s divestment of the RAP Legacy Assets should not result in taxable income to the Reorganized Fund and its shareholders.

14.          Please revise the disclosure in the Prospectus discussing the “fee waiver buyout” to clarify that the payment to be made to RAP will be made based on the 10 basis point increase (from 0.75% to 0.85% of average daily managed assets) in RAP’s effective contractual management fee rate until May 25, 2012 that would result from the merger.

We made the requested clarification.

15.          Please revise the disclosure in the Prospectus discussing the anticipated increase in the Reorganized Fund’s quarterly dividend to state that in 2010 36% of RIF’s distributions were characterized for financial statement reporting and U.S. federal income tax purposes as a return of capital.

As the Funds explained in response to comment #4 in their July 29, 2011 comment response letter, RIF did not make distributions in excess of its net investment income in 2010 and believe that such disclosure is unnecessary and may be confusing for shareholders.  Nonetheless, the Funds have made the requested revisions, but have also included disclosure clarifying that RIF did not distribute to its shareholders more than it received in cash distributions from the underlying REITs in which it invests less its expenses and distributions to preferred shareholders.

16.          Notwithstanding the requirements of Form N-2, it is the policy of the Office of the Chief Accountant for the Division of Investment Management to require funds to include a line item in the expense table regarding distributions on preferred shares where preferred stock is used for leverage. Please ensure this line item is included in the expense table.

The expense table includes this line item.

17.          Please add disclosure expressing the additional expense due to leverage in dollar amounts.

We made the requested change.

18.          In the letter to shareholders, please disclose the discount for each Fund as of a reasonably current date.

We made the requested change.  We have also added disclosure regarding the high and the low discount for each Fund during the one-year period ended September 30, 2011.

19.          Please disclose the discount rate that will be used to calculate the payment from RMR Advisors, Inc. to RAP to compensate RAP for the premature termination of RAP’s contractual advisory fee waiver.

We made the requested change.

20.          In the expense table, please ensure the numbers used are based on the Funds’ most recent fiscal year end in both the “Actual” column and the “Pro Forma” column, per the requirements of Form N-1A.

The Funds confirm that the numbers in the “Actual” column and the “Pro Forma” column of the expense table are based on the Funds’ most recent fiscal year end.

***

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Ken Burdon at (617) 573-4836.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman